SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

 Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL files its 2021 Annual Report on Form 20-F with the SEC

São Paulo, March 17, 2022 - GOL Linhas Aéreas Inteligentes S.A. ("GOL"), (NYSE: GOL and B3: GOLL4), Brazil's largest domestic airline, has filed its 2021 annual report on Form 20-F, which details GOL's operating and financial statements as determined by regulations of the U.S. Securities and Exchange Commission, for the year ended December 31, 2021.

Shareholders and the holders of GOL's American depositary shares can obtain copies of GOL's annual report on Form 20-F, free of charge, by making a request within a reasonable period of time to GOL's Investor Relations Department.

GOL's annual report on Form 20-F can also be accessed on GOL's Investor Relations website  (www.voegol.com.br/ir).

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer